UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 7)*

BGC Partners, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

05541T 10 1

(CUSIP number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications)

April 1, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	13D	Page 2 of 19

1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 114,730,655 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 114,730,655 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 114,730,655 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 65.5%
14	Type of reporting person (see instructions) PN

CUSIP No. 05541T 10 1	13D	Page 3 of 19

1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 117,218,409 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 117,218,409 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 117,218,409 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 66.1%
14	Type of reporting person (see instructions) CO

CUSIP No. 05541T 10 1	13D	Page 4 of 19

1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,233,725 shares of Class A Common Stock
	8	Shared voting power 127,590,855 shares of Class A Common Stock
	9	Sole dispositive power 8,233,725 shares of Class A Common Stock
	10	Shared dispositive power 127,590,855 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 135,824,580 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 69.8%
14	Type of reporting person (see instructions) IN

CUSIP No. 05541T 10 1	13D	Page 5 of 19

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), and Amendment 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6, as the case may be.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

See Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following:

This Amendment No. 7 is being filed principally to reflect (i) an increase in the reportable beneficial ownership of shares of Class A Common Stock of certain of the persons listed on Schedule A to the Original 13D as a result of the fact that they or their designees received or deferred receipt of distribution rights shares on April 1, 2010; (ii) the distribution by CFLP of shares of Class A Common Stock to satisfy certain of its distribution rights obligations to certain current and former partners of CFLP; (iii) the purchase by CFLP from BGC Holdings of certain founding partner interests redeemed by BGC Holdings from certain terminated partners, which interests became exchangeable for shares of Class B Common Stock or Class A Common Stock in CFLP’s hands; (iv) certain updated beneficial ownership information of the Reporting Persons, including with respect to the deferral of their receipt of their distribution rights shares; (v) the purchase by CFLP of a convertible note of BGC Holdings, L.P. (“BGC Holdings”) entitling CFLP to acquire upon conversion thereof either a convertible note of the Company or BGC Holdings exchangeable limited partnership interests, each of which is convertible or exchangeable, as the case may be, for additional shares of Class A Common Stock; (vi) the exchange by CFLP of certain exchangeable limited partnership units in BGC Holdings for shares of Class A Common Stock; (vii) the conversion by CFLP of shares of Class B Common Stock into shares of Class A Common Stock and the transfer of a portion of such shares to certain current and former partners of CFLP; (viii) the charitable donation by CFLP of certain shares of Class A Common Stock; (ix) the acceleration of exchangeability of founding partner units by CFLP for two partners in connection with a charitable donation; (x) the acceleration of exchangeability of certain founding partner units; and (xi) a change in the outstanding number of shares of Class A Common Stock of BGC Partners. All of these transactions have been previously reported in the Company’s periodic and current reports and by CFLP and certain other Reporting Persons in Forms 4.

In connection with the Separation, CFLP received 67,138,052 BGC Holdings limited partnership units. On March 31, 2009, the first anniversary of the completion of the Separation, all such BGC Holdings limited partnership units became exchangeable with the Company for shares of Class B Common Stock (or, at CFLP’s option, or if there are no additional authorized but unissued shares of Class B Common Stock, shares of Class A Common Stock) on a one-for-one basis (subject to customary anti-dilution

CUSIP No. 05541T 10 1	13D	Page 6 of 19

adjustments). The Class B Common Stock is convertible at any time on a one-for-one basis (subject to customary anti-dilution adjustments) into Class A Common Stock. As of the date hereof, the Company has 58,500,000 shares of authorized but unissued Class B Common Stock.

After certain accelerated distributions of distribution rights shares described in Amendment No. 1 and Amendment No. 2, the aggregate number of shares of Class A Common Stock that CFLP was required to distribute to retained and founding partners was 26,145,740 shares (23,046,758 shares with respect to retained partners and 3,098,982 shares with respect to founding partners). As of the date hereof, the aggregate number of shares of Class A Common Stock that CFLP is required to distribute to retained and founding partners is 17,984,627 (17,310,451 shares with respect to retained partners and 674,176 shares with respect to founding partners). The distribution rights provided to retained partners, including the Reporting Persons (other than CFLP) and certain other persons listed on Schedule A to the Original 13D, generally entitle the holder to receive a distribution of a fixed number of shares of Class A Common Stock from CFLP distributable in the following circumstances:

•

with respect to distribution rights received in respect of CFLP limited partnership units, including units acquired at any time as a result of reinvestment in respect thereof, that were held three years or longer as of the completion of the Merger, one-third of the shares underlying the distribution rights on each of the 12-, 18- and 24-month anniversaries of the completion of the Merger; and

•

with respect to distribution rights received in respect of CFLP limited partnership units, including units acquired at any time as a result of reinvestment in respect thereof, that were held less than three years as of the completion of the Merger, one-fifth of the shares underlying the distribution rights on each of the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, in each case, if, as of the applicable anniversary date, that holder continues to provide services to CFLP and has not breached his, her or its CFLP partner obligations, including the non-competition and non-solicitation covenants contained in the limited partnership agreement of CFLP, to the extent applicable. The distribution rights provided by CFLP to founding partners entitle the holder to receive a fixed number of shares of Class A Common Stock from CFLP, with one-third of such shares distributable on each of the 12-, 24- and 36-month anniversaries of the completion of the Merger.

On April 1, 2010, the 24-month anniversary of the completion of the Merger, CFLP was required to distribute an aggregate of 7,526,298 shares of Class A Common Stock to retained partners, not including shares previously sold. In connection with the previous issuances of distribution rights shares and in connection with the 24-month anniversary of the completion of the Merger, CFLP offered to its partners the opportunity to elect to defer their receipt of the distribution rights shares and receive a distribution equivalent rather than making an immediate issuance of such shares in the form of Class A Common Stock. CFLP partners who elect to defer their right to receive such shares are entitled to receive their shares of Class A Common Stock upon written notice to CFLP. Shares will be delivered on such subsequent dates as shall be determined by CFLP in its administrative discretion and CFLP shall have a right to defer such issuances for up to three months, although CFLP generally makes such issuances on a quarterly basis to its partners.

The Reporting Persons (other than CFLP) and the persons listed on Schedule A to the Original 13D (other than Mr. Barnard) elected to defer receipt of an aggregate 13,421,002 distribution rights shares that CFLP was required to distribute to them on April 1, 2010 and received a distribution equivalent rather than receiving such distribution rights shares at that time. Mr. Barnard elected to receive 1,000 distribution rights shares on or about October 1, 2009 and 21,430 distribution rights shares on or about April 1, 2010.

CUSIP No. 05541T 10 1	13D	Page 7 of 19

As a result of the foregoing, on various dates in 2010, CFLP delivered an aggregate of 898,507 shares of Class A Common Stock in satisfaction of certain of its distribution rights obligations. As of the date hereof, the aggregate number of remaining shares of Class A Common Stock that CFLP will be required to distribute to retained and founding partners is 22,083,026 shares of Class A Common Stock (19,581,024 shares with respect to retained partners and 2,502,002 shares with respect to founding partners).

As noted above, retained partners, including the Reporting Persons (other than CFLP) and certain of the other persons listed on Schedule A to the Original 13D, are expected to receive distribution rights shares. The following table shows the total number of distribution rights shares receivable by each of the Reporting Persons (other than CFLP) and the other persons listed on Schedule A to the Original 13D, the cumulative number of distribution rights shares deferred by each such person after giving effect to the scheduled April 1, 2010 distribution and the number of distribution rights shares which each such person has received to date.

Name	Total Number of Distribution Rights Shares Initially Receivable	Total Number of Distribution Rights Shares Deferred To-Date	Number of Distribution Rights Shares Received To-Date
Mr. Lutnick (1) (2) (4)	7,742,325	6,376,833	0

CFGM (3)	2,050,197	2,050,107	0

KBCR (4)	2,048,000	2,048,000	0

Mr. Fraser (5)	1,804,558	748,949	1,055,609

Mr. Merkel (6)	60,683	53,945	0

Ms. Edith Lutnick (7)	43,368	26,022	0

Mr. Barnard (8)	49,798	0	22,430

Ms. Allison Lutnick (1)	0	0	0

(1)

In a addition, a trust for the benefit of descendants of Mr. Lutnick (the “Trust”), of which Ms. Allison Lutnick, Mr. Lutnick’s wife, is one of two trustees and with respect to which Mr. Lutnick has limited powers to remove and replace such trustees, also is entitled to receive a total of 1,610,182 distribution rights shares, of which 536,727, 536,727 and 536,728 shares were receivable by the Trust on the 12-, 18- and 24-month anniversaries of the completion of the Merger. Also, after taking into account the 5,769 distribution rights shares received from CFLP on an accelerated basis and sold in the Offering by a member of LFA, LFA is entitled to receive a total of 161,842 distribution rights shares, of which 52,281, 52,280 and 57,281 shares were receivable by LFA on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the managing member of LFA and each

CUSIP No. 05541T 10 1	13D	Page 8 of 19

of Ms. Edith Lutnick and Ms. Allison Lutnick are members of LFA. The Trust has elected to defer receipt of the distribution rights shares receivable by it and receive a distribution equivalent. LFA received 4,231 distribution rights shares in November 2009 and deferred receipt of the remaining 157,611 distribution rights shares receivable by it and receive a distribution equivalent.

(2)	Of the 7,742,325 distribution rights shares, 2,125,611, 2,125,611 and 2,125,611 shares were receivable on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively, and 682,746 and 682,746 shares are receivable by Mr. Lutnick on the 30- and 36-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick has elected to defer receipt of the distribution rights shares receivable to date and receive a distribution equivalent.
(3)	Of the 2,050,197 distribution rights shares, 683,399, 683,399 and 683,399 shares were receivable by CFGM on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the President and sole stockholder of CFGM and CFGM is the managing general partner of CFLP. CFGM has elected to defer receipt of these distribution rights shares and receive a distribution equivalent.
(4)	Of the 2,048,000 distribution rights shares, 682,667, 682,667 and 682,666 shares were receivable by KBCR on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the managing member of KBCR. KBCR has elected to defer receipt of these distribution rights shares and receive a distribution equivalent.
(5)	Of the 1,804,558 distribution rights shares, 124,992 distribution rights shares were initially receivable by Mr. Fraser, and 41,664, 41,664 and 41,664 shares were receivable by Mr. Fraser on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Also, after taking into account the 192,308 distribution rights shares received from CFLP on an accelerated basis and sold in the Offering, Lord Lovat is entitled to receive a total of 1,679,566 distribution rights shares, of which 431,651, 623,958 and 623,957 shares were receivable by Lord Lovat on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Fraser is the sole shareholder of Lord Lovat. In addition, three trusts for the benefit of Mr. Fraser’s children are entitled to receive a total of 345,030 distribution rights shares, of which 115,010, 115,010 and 115,010 shares were receivable by the trusts on the 12-, 18-, and 24-month anniversaries of the completion of the Merger, respectively. Mr. Fraser and the trusts have elected to defer receipt of these distribution rights shares and receive a distribution equivalent. Lord Lovat elected to receive the first and second tranches of 1,055,609 distribution rights shares on November 3, 2009 and to defer receipt of the remaining 623,957 distribution rights shares receivable by it and receive a distribution equivalent.
(6)	After taking into account the 175,000 distribution rights shares received from CFLP on an accelerated basis and sold to the Company in June 2008, Mr. Merkel is entitled to receive a total of 60,683 distribution rights shares, of which 0, 6,736 and 47,209 shares were receivable on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively, and 3,369 and 3,369 shares are receivable by Mr. Merkel on the 30- and 36-month anniversaries of the completion of the Merger, respectively. Mr. Merkel was not scheduled to receive any first tranche of distribution rights shares and elected to defer receipt of the second and third tranches of distribution rights shares and receive a distribution equivalent.
(7)	Of the 43,368 distribution rights shares, 8,674, 8,674 and 8,674 shares were receivable on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively, and 8,673 and 8,673 shares are receivable by Ms. Edith Lutnick on the 30- and 36-month anniversaries of the completion of the Merger, respectively. Ms. Edith Lutnick has elected to defer receipt of these distribution rights shares and receive a distribution equivalent.

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(8)	Of the 49,798 distribution rights shares, 0, 8,746 and 13,684 shares were receivable on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively, and 13,684 and 13,684 shares are receivable by Mr. Barnard on the 30- and 36-month anniversaries of the completion of the Merger, respectively. Mr. Barnard was not scheduled to receive any first tranche of distribution rights shares. He elected to receive 1,000 distribution rights shares on or about October 1, 2009 and 21,430 distribution rights shares on or about April 1, 2010.

As previously reported in the Original 13D, CFLP has the right to purchase from BGC Holdings any non-exchangeable BGC Holdings limited partnership units held by any founding partner that are redeemed by BGC Holdings upon termination or bankruptcy of the founding partner. Any such BGC Holdings limited partnership units purchased by CFLP from BGC Holdings will be exchangeable by CFLP for shares of Class B Common Stock, at CFLP’s option, or if there are no additional authorized but unissued shares of Class B Common Stock, shares of Class A Common Stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments), from the Company, on the same basis as CFLP’s other BGC Holdings limited partnership units. As a result of the termination of an aggregate of 37 BGC Holdings founding partners since April 1, 2008, BGC Holdings has the right to redeem an aggregate of 2,650,786 BGC Holdings limited partnership units. On December 4, 2009, BGC Holdings redeemed an aggregate of 70,632 limited partnership units held by three of these former founding partners and CFLP exercised its right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units as follows: (i) 1,480 limited partnership units at a price of $3.13 per unit; (ii) 54,792 limited partnership units at a price of $2.43 per unit; and (iii) 14,360 limited partnership units at a price of $3.96 per unit. In total, the 70,632 limited partnership units were purchased for a weighted average price of approximately $2.75 per unit.

On March 10, 2010, CFLP donated 200,000 shares of Class A Common Stock to the Cantor Fitzgerald Relief Fund.

On March 19, 2010, CFLP agreed to accelerate the vesting of exchangeability of 406,359 exchangeable founding partner units held by Mr. Shaun Lynn, the President of the Company, which vesting would otherwise have occurred on April 1, 2010.

On April 1, 2010, BGC Holdings issued an aggregate of $150,000,000 principal amount of 8.75% Convertible Senior Notes due 2015 (the “BGC Holdings Notes”) in a private placement transaction to CFLP. On April 1, 2010, BGC Holdings lent the proceeds from the issuance of the BGC Holdings Notes to the Company in exchange for $150,000,000 principal amount of 8.75% Convertible Senior Notes due 2015 (the “BGCP Notes” and, together with the BGC Holdings Notes, the “Notes”) on substantially the same economic terms as the BGC Holdings Notes.

The Company lent the proceeds from the issuance of the BGCP Notes to its operating subsidiary, BGC Partners, L.P. (“BGC U.S.”). BGC U.S. used the proceeds to repay at maturity $150,000,000 aggregate principal amount of senior notes due April 1, 2010.

The Notes will mature on April 15, 2015, unless earlier repurchased, exchanged or converted.

Holders may exchange or convert the Notes at their option at any time until the close of business on the second scheduled trading day of the Class A Common Stock immediately preceding the maturity date. The Notes are exchangeable and convertible as follows:

•

The BGC Holdings Notes held by CFLP are (i) exchangeable for a like principal amount of BGCP Notes held by BGC Holdings, or (ii) convertible into an aggregate of 21,398,003 BGC Holdings exchangeable limited partnership units at an initial conversion rate of 142.6534 units per $1,000 of principal amount of BGC Holdings Notes, equivalent to an initial conversion price of $7.01 per unit. The BGC Holdings exchangeable limited partnership units are themselves exchangeable on a one-for-one basis for shares of Class A Common Stock.

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•

The BGCP Notes are convertible into an aggregate of 21,398,003 shares of Class A Common Stock at an initial conversion rate of 142.6534 shares of Class A Common Stock per $1,000 principal amount of BGCP Notes, equivalent to an initial conversion price of $7.01 per share.

The rates above represent the initial conversion rates and do not include adjustments related to the payment of dividends above a certain threshold.

On April 6, 2010, BGC Holdings redeemed an additional 324,606 limited partnership units held by the same three former founding partners referred to above and CFLP exercised its right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units as follows: (i) 77,296 limited partnership units at a price of $2.55 per unit; (ii) 78,896 limited partnership units at a price of $3.25 per unit; and (iii) 167,414 limited partnership units at a price of $3.96 per unit. In total, the 324,606 limited partnership units were purchased for a weighted average price of approximately $3.45 per unit. As of June 30, 2010, as a result of the termination of 34 founding partners, BGC Holdings has the right to redeem an aggregate of 2,284,076 BGC Holdings founding/working partner units. Accordingly, upon the redemption of the BGC Holdings founding/working partner units, CFLP will have the right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings founding/working partner units pursuant to terms yet to be determined.

On April 26, 2010, two founding partners of BGC Holdings donated an aggregate of 607,902 shares of Class A Common Stock to The Cantor Fitzgerald Relief Fund. The founding partners’ donation covers a portion of the net proceeds raised by employees of the Company on its annual September 11, 2009 Charity Day. The 607,902 shares of Class A Common Stock donated by the founding partners of BGC Holdings were issued to them by the Company upon exchange of Founding Partner Units that they received in connection with the separation and merger on April 1, 2008. In connection with the founding partners’ charitable donations of exchange shares on April 26, 2010, CFLP accelerated the exercisability of the exchange rights of 303,951 exchangeable Founding Partner Units of one partner, which exchange rights would have otherwise become exercisable on the fourth anniversary of the merger, and caused to be exchangeable 303,951 Founding Partner Units held by the other founding partner. In addition, the Company, as the general partner of BGC Holdings, agreed to remove any contractual transfer restrictions on the aggregate of 607,902 exchange shares in order to permit such founding partners to donate such shares to The Cantor Fitzgerald Relief Fund.

On May 6, 2010, CFLP converted 600,000 shares of its Class B Common Stock into 600,000 shares of Class A Common Stock. On the following day, CFLP transferred an aggregate of 554,947 shares of Class A Common Stock to certain founding partners and one terminated partner of BGC Holdings and certain retained partners of CFLP. These shares were distribution rights shares distributable by CFLP over time beginning on April 1, 2008.

On May 28, 2010, CLFP exchanged 3,500,000 exchangeable limited partnership interests of BGC Holdings for 3,500,000 shares of Class A Common Stock.

As of June 30, 2010, the Company had issued an aggregate of 6,570,100 shares of Class A Common Stock to partners of BGC Holdings upon exchange of their exchangeable founding partner units since the Merger. In order to facilitate receipt of the shares by the partners of BGC Holdings and receipt of distribution rights shares to be received by retained and founding partners, the Company and CFLP have made arrangements for such partners to open brokerage accounts with an investment bank. These accounts will facilitate repayment by any such partners of any partnership loans or other amounts payable to CFLP.

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On July 2, 2010, the Company filed a resale Registration Statement on Form S-3 with respect to 3,500,000 shares of Class A Common Stock which may be sold by CFLP for the account of certain retained and founding partners and/or by such retained and founding partners, as distributees of shares of Class A Common Stock from CFLP, from time to time on a delayed or continuous basis. The primary purpose of this Registration Statement is to enable such retained and founding partners of CFLP to have an opportunity to register certain distribution rights shares which they have a right to acquire from CFLP at certain times following the merger on April 1, 2008. While CFLP is nominally listed as a Selling Stockholder, it will not sell shares for its own account under the Registration Statement.

On July 27, 2010 CFLP donated 194,050 shares of Class A Common Stock to the Cantor Fitzgerald Relief Fund.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of the date of this filing (except for the number of shares of Class A Common Stock held in Mr. Lutnick’s and Mr. Merkel’s respective 401(k) accounts, which is provided as of June 30, 2010):

As described above, as of the date hereof, the aggregate number of shares of Class A Common Stock that CFLP is required to distribute to retained and founding partners is 17,984,627. As a result, certain of these distribution rights shares are included both in the number of shares beneficially owned directly by CFLP and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other recipients of distribution rights shares, resulting in substantial duplications in the number of shares set forth below. Once CFLP distributes these 17,984,627 distribution rights shares, these shares will no longer be reflected as beneficially owned directly by CFLP and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP; instead, beneficial ownership of the shares will be reported by CFGM and Mr. Lutnick as a result of their direct holdings of the shares, and Mr. Lutnick’s indirect holdings as a result of his control of CFGM, KBCR and LFA, and by the other recipients of the distribution rights shares.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 3,500,000 shares of Class A Common Stock owned of record by it, (ii) 25,799,362 shares of Class A Common Stock receivable upon conversion of 25,799,362 shares of Class B Common Stock owned of record by it, (iii) 64,033,290 shares of Class A Common Stock receivable upon exchange of 64,033,290 BGC Holdings exchangeable limited partnership units (or, upon conversion of 58,500,000 shares of Class B Common Stock and 5,533,290 shares of Class A Common Stock receivable upon exchange of 64,033,290 BGC Holdings exchangeable limited partnership units), and (iv) 21,398,003 shares of Class A Common Stock acquirable upon conversion of the convertible notes issued on April 1, 2010. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM. These amounts include 17,984,627 shares of Class A Common Stock deferred by retained and founding partners, which may generally be issued to such partners upon request.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 388,812 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock receivable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, (iii) 2,050,197 distribution rights shares of Class A Common Stock deliverable by CFLP to CFGM on or about April 1, 2010, (iv) 114,730,655 shares of Class A Common Stock beneficially owned by CFLP consisting of: (a) 3,500,000 shares of Class A Common Stock owned of record by CFLP, (b) 25,799,362 shares of Class A Common Stock receivable upon conversion of 25,799,362 shares of Class B Common Stock owned of record by CFLP, (c) 64,033,290 shares of Class A Common Stock receivable upon exchange by CFLP of 64,033,290 BGC Holdings exchangeable limited partnership units (or, upon conversion of 58,500,000 shares of Class B Common Stock receivable and 5,533,290 shares of Class A Common Stock

CUSIP No. 05541T 10 1	13D	Page 12 of 19

receivable, upon exchange of 64,033,290 BGC Holdings exchangeable limited partnership units), and (d) 21,398,003 shares of Class A Common Stock acquirable upon conversion of the convertible notes issued on April 1, 2010. The receipt of the first, second and third tranches of the distribution rights shares has been deferred until CFGM elects to receive them. These amounts include 17,984,627 shares of Class A Common Stock deferred by retained and founding partners, which may generally be issued to such partners upon request.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 815,373 shares of Class A Common Stock owned of record by him, (ii) 7,175,000 shares of Class A Common Stock subject to options exercisable within 60 days, and (iii) 243,352 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account. In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (a) 6,376,833 distribution rights shares deliverable by CFLP to Mr. Lutnick as of April 1, 2010, (b) 1,785,771 shares of Class A Common Stock owned of record for the benefit of Mr. Lutnick’s descendants by the Trust (including 1,610,182 distribution rights shares of Class A Common Stock deliverable by CFLP to the Trust on or about April 1, 2010), (c) 2,048,000 distribution rights shares of Class A Common Stock deliverable by CFLP to KBCR on or about April 1, 2010, by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of CFLP, (d) 161,842 distribution rights shares of Class A Common deliverable by CFLP to LFA on or about April 1, 2010, by virtue of Mr. Lutnick being the managing member of LFA, and (e) an aggregate of 117,218,409 shares of Class A Common Stock ((I) 3,888,812 shares of Class A Common Stock owned of record by CFGM and CFLP, (II) 25,848,107 shares of Class A Common Stock receivable upon conversion of 25,848,107 shares of Class B Common Stock owned of record by CFGM and CFLP, (III) 2,050,197 distribution rights shares of Class A Common Stock deliverable by CFLP to CFGM on about April 1, 2010, (IV) 64,033,290 shares of Class A Common Stock receivable upon exchange by CFLP of 64,033,290 BGC Holdings exchangeable limited partnership units (or, upon conversion of 58,500,000 shares of Class B Common Stock and 5,533,290 shares of Class A Common Stock receivable, upon exchange of 64,033,290 BGC Holdings exchangeable limited partnership units) beneficially owned by CFGM and CFLP, by virtue of Mr. Lutnick being the President and sole stockholder of CFGM, and (V) 21,398,003 shares of Class A Common Stock acquirable upon conversion of the convertible notes issued on April 1, 2010. These amounts include 17,984,627 shares of Class A Common Stock deferred by retained and founding partners, which may generally be issued to such partners upon request. The receipt of the first, second and third tranches of the distribution rights shares has been deferred until Mr. Lutnick elects to receive them.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to 2,048,000 distribution rights shares deliverable by CFLP to KBCR on or about April 1, 2010. The receipt of these distribution rights shares has been deferred until KBCR elects to receive them.

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to (i) 27,431 shares Class A Common Stock owned of record by trusts for the benefit of Mr. Fraser’s children and (ii) 1,015,609 distribution rights shares that were delivered by CFLP to Lord Lovat on November 3, 2009. In addition, Mr. Fraser has shared voting and dispositive power with respect to (i) 124,992 distribution rights shares deliverable by CFLP to Mr. Fraser as of April 1, 2010, (ii) 623,957 distribution rights shares deliverable by CFLP to Lord Lovat as of April 1, 2010, and (iii) 345,030 distribution rights shares owned of record by trusts for the benefit of Mr. Fraser’s children and deliverable by CFLP to the trusts as of April 1, 2010. The receipt of the undelivered distribution rights shares have been deferred.

CUSIP No. 05541T 10 1	13D	Page 13 of 19

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 8,872 shares of Class A Common Stock owned of record by him, (ii) 510,000 shares of Class A Common Stock subject to options exercisable within 60 days, (iii) 3,268 shares of Class A Common Stock subject to Restricted Stock Unit vesting within 60 days, and (iv) 7,299 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account. In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to (i) 2,250 shares of Class A Common Stock held of record by Mr. Merkel’s wife, and (ii) 53,945 distribution rights shares deliverable by CFLP to Mr. Merkel as of April 1, 2010. The receipt of the second and third tranches of distribution rights shares has been deferred until Mr. Merkel elects to receive them.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 94,467 shares of Class A Common Stock owned of record by her. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 26,022 distribution rights shares deliverable by CFLP to Ms. Edith Lutnick as of April 1, 2010. The receipt of the first, second and third tranches of distribution rights shares has been deferred until Ms. Edith Lutnick elects to receive them.

Mr. Barnard is the beneficial owner of, and has sole voting and dispositive power with respect to 29,316 shares of Class A Common Stock owned of record by him and 4,800 shares of Class A Common Stock held in Mr. Barnard’s IRA account. Mr. Barnard elected to receive 1,000 distribution rights shares on or about October 1, 2009 and 21,430 distribution rights shares on or about April 1, 2010.

Ms. Allison Lutnick does not beneficially own any shares of Class A Common Stock.

(a) Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed on Schedule A of the Original 13D:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	114,730,655
CFGM	117,218,409
Mr. Lutnick	135,824,580
KBCR	2,048,000
Mr. Fraser	2,137,019
Mr. Merkel	585,634
Ms. Edith Lutnick	120,489
Mr. Barnard	34,116
Ms. Allison Lutnick	0

Percent of Class A Common Stock:

Person	Percentage
CFLP	65.5%
CFGM	66.1%
Mr. Lutnick	69.8%
KBCR	3.1%
Mr. Fraser	3.3%
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Barnard	*
Ms. Allison Lutnick	0%

*	less than 1%

CUSIP No. 05541T 10 1	13D	Page 14 of 19

(b) Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed on Schedule A of the Original 13D has:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	8,233,725
KBCR	0
Mr. Fraser	1,043,040
Mr. Merkel	529,439
Ms. Edith Lutnick	94,467
Mr. Barnard	34,116
Ms. Allison Lutnick	0

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	114,730,655
CFGM	117,218,409
Mr. Lutnick	127,590,855
KBCR	2,048,000
Mr. Fraser	1,093,979
Mr. Merkel	56,195
Ms. Edith Lutnick	26,022
Mr. Barnard	0
Ms. Allison Lutnick	0

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	8,233,725
KBCR	0
Mr. Fraser	1,043,040
Mr. Merkel	529,439
Ms. Edith Lutnick	94,467
Mr. Barnard	34,116
Ms. Allison Lutnick	0

CUSIP No. 05541T 10 1	13D	Page 15 of 19

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	114,730,655
CFGM	117,218,409
Mr. Lutnick	127,590,855
KBCR	2,048,000
Mr. Fraser	1,093,979
Mr. Merkel	56,195
Ms. Edith Lutnick	26,022
Mr. Barnard	0
Ms. Allison Lutnick	0

(c) See Item 4 which is incorporated by reference herein.

(d) The beneficiaries of the Trust have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the Trust. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the three trusts established for their benefit. As the sole shareholder of Lord Lovat, Mr. Fraser has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by Lord Lovat. The members of LFA have the right to receive any dividends from or the proceeds from any sale of, shares of Class A Common Stock owned of record by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 23	Joint Filing Agreement, dated as of July 28, 2010, among the Reporting Persons.

Exhibit 24	BGC Holdings, L.P. 8.75% Senior Convertible Notes due 2015 (incorporated by reference from Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 7, 2010)

Exhibit 25	Indenture, dated April 1, 2010, by and between BGC Partners, Inc. and Wells Fargo Bank National Association, as Trustee (incorporated by reference from Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on April 7, 2010)

CUSIP No. 05541T 10 1	13D	Page 16 of 19

Exhibit 26	BGC Partners, Inc. 8.75% Senior Convertible Notes due 2015 (incorporated by reference from Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on April 7, 2010)

Exhibit 27	Registration Rights Agreement, dated as of April 1, 2010, by and between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference from Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 7, 2010)

Exhibit 28	Supplemental Indenture, dated May 4, 2010, between BGC Partners, Inc. and Wells Fargo Bank National Association (incorporated by reference from Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on May 5, 2010)

[The remainder of this page intentionally left blank.]

CUSIP No. 05541T 10 1	13D	Page 17 of 19

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2010

Cantor Fitzgerald, L.P.

By:	/S/ HOWARD W. LUTNICK
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive

CF Group Management, Inc.

By:	/S/ HOWARD W. LUTNICK
Name:	Howard W. Lutnick
Title:	President

/S/ HOWARD W. LUTNICK
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated July 28, 2010]

CUSIP No. 05541T 10 1	13D	Page 18 of 19

EXHIBIT INDEX

Exhibit 23	Joint Filing Agreement, dated as of July 28, 2010, among the Reporting Persons.

Exhibit 24	BGC Holdings, L.P. 8.75% Senior Convertible Notes due 2015 (incorporated by reference from Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 7, 2010)

Exhibit 25	Indenture, dated April 1, 2010, by and between BGC Partners, Inc. and Wells Fargo Bank National Association, as Trustee (incorporated by reference from Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on April 7, 2010)

Exhibit 26	BGC Partners, Inc. 8.75% Senior Convertible Notes due 2015 (incorporated by reference from Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on April 7, 2010)

Exhibit 27	Registration Rights Agreement, dated as of April 1, 2010, by and between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference from Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 7, 2010)

Exhibit 28	Supplemental Indenture, dated May 4, 2010, between BGC Partners, Inc. and Wells Fargo Bank National Association (incorporated by reference from Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on May 5, 2010)

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CUSIP No. 05541T 10 1	13D	Page 19 of 19

Exhibit 23

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 28th day of July 2010, among Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 7 to Schedule 13D with respect to the Class A Common Stock, par value $0.01 per share, of BGC Partners, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman, President and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick